Exhibit 99.1

Ur-Energy Identifies New Exploration Targets with Potential for
Additional 24-28 Million Pounds U3O8  in the Lost Creek Area

Denver, Colorado (Marketwire – August 12, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce the results of recent geologic evaluations of the Lost Creek Permit Area and adjacent properties held by the Company which contain multiple exploration targets and demonstrate the potential to contain 24 to 28 million pounds U3O8 (not NI 43-101 compliant).  Company geologists, using Ur-Energy discoveries and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts (reduction – oxidation fronts) stacked within multiple stratigraphic horizons with potential for resource development on these properties. This is in addition to the approximately 36 compiled linear miles of redox fronts containing the current Lost Creek deposit.

The Lost Creek deposit is within the 4,220 acre (1,708 hectares) Lost Creek Permit Area and has a NI 43-101 Compliant Resource of 9.8 million pounds of U3O8 with a grade of 0.058% as an “Indicated Resource” and an additional 1.1 million pounds of U3O8 at a grade of 0.076% as an “Inferred Resource” (Technical Report on the Lost Creek Project by C. Stewart Wallis, June 15, 2006). These resources are distributed along multiple sinuous redox fronts totaling approximately 36 miles in frontal length mostly within the HJ  horizon, which is the 150 foot-thick stratigraphic zone presently being permitted for in situ recovery (ISR) mining. In addition, within the Lost Creek Permit Area the Company is discovering and exploring deeper mineralized horizons below the HJ horizon that are within depths that can presently be mined economically.

The new exploration targets that have been identified are on Ur-Energy’s LC North and LC South properties that together contain 14,441 acres (5,844 hectares). These new exploration targets on the properties adjacent to the Lost Creek Permit Area consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists using an in-house database of historic drill holes and new Ur-Energy drill holes. The Company is currently evaluating the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit. Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit. Individual redox fronts which are amenable to ISR mining technology are commonly in the range of 10 to 20 feet (3 to 6 meters) thick.  Depths of mineralization are from 200 feet to 900 feet with GT’s (Grade X Thickness) of 0.3 to 2.23 (averaging 0.7) which are similar to those in the Lost Creek deposit. The conclusion is that these areas have the potential to provide additional resources and plant feed to the future Lost Creek ISR production operations. Ur-Energy’s engineering team has determined that recovery of resources within the properties adjacent to the Lost Creek Permit Area will not require satellite plants. When properly permitted, ISR mining solutions derived from these areas could be managed directly by pipelines connecting new well fields to the Lost Creek central processing plant.

The above potential quantity and grade ranges are conceptual in nature. There has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

Bill Boberg, Ur-Energy President and CEO, stated that, “We have been and continue to be very conservative in our estimations of resources and potential and are excited about the conclusions and recommendations of our geologic team. A major exploration program, consisting of 2000 to 3000 drill holes, is needed to fully evaluate these new discoveries and a program of this size will take several years to complete. A major advantage to this exploration program will be cost savings that will be realized through using the same team and infrastructure that are currently developing the Lost Creek Project. Successful exploration in these new target areas could easily double the life of the Lost Creek Project.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek; the Lost Creek production timeline; the completion and timing of exploration programs, etc). and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.